Exhibit 99.1

Execution Version

TransAlta Corporation

US$400,000,000

7.750% Green Senior Notes due 2029

Underwriting Agreement

New York, New York

November 14, 2022

RBC Capital Markets, LLC

As Representative of the several Underwriters,

c/o RBC Capital Markets, LLC

200 Vesey Street

New York, New York 10281-8098

Ladies and Gentlemen:

TransAlta Corporation, a corporation organized under the laws of Canada (the “Company”), proposes to sell to the several underwriters named in Schedule I hereto (the “Underwriters”), for whom you (the “Representative”) are acting as representative, US$400,000,000 principal amount of its 7.750% green senior notes due 2029 (the “Securities”). The Securities will be issued pursuant to an indenture dated as of June 25, 2002 (the “Base Indenture”), between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), as amended and supplemented by a supplemental indenture thereto relating to the Securities to be dated as of the Closing Date (as defined in Section 3 hereof), between the Company and the Trustee (the “Supplemental Indenture” and together with the Base Indenture, as so amended and supplemented, the “Indenture”). To the extent there are no additional Underwriters listed on Schedule I other than you, the term “Representative” as used herein shall mean you, as Underwriters, and the terms “Representative” and “Underwriters” shall mean either the singular or plural as the context requires. Certain terms used herein are defined in Section 22 hereof.

The Company has prepared and filed a preliminary short form base shelf prospectus dated June 14, 2021 and a final short form base shelf prospectus dated June 28, 2021 (together, the “Canadian Basic Prospectus”), with respect to the offering and issuance of common shares, first preferred shares, warrants, subscriptions receipts and debt securities, including the Securities, and has been issued a receipt by the Alberta Securities Commission (the “Reviewing Authority”) for such Canadian Basic Prospectus in accordance with the rules and procedures established under the securities laws, rules, regulations and published policy statements applicable in the Province of Alberta and the federal laws of Canada applicable therein (the “Alberta Securities Laws”), including National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) and Companion Policy 44-101CP and National Instrument 44-102 Shelf Distributions and Companion Policy 44-102CP (collectively, the “Shelf Procedures”). The Reviewing Authority is the principal regulator in Canada regulating the offering of the Securities. The term “Canadian Final Prospectus” means the final prospectus supplement relating to the offering of the Securities filed with the Reviewing Authority after the Execution Time (as defined below), together with the Canadian Basic Prospectus, including all documents incorporated therein by reference.

The Company has also filed with the SEC a registration statement on Form F-10 (File No. 333-257098) providing for the registration of common shares, first preferred shares, warrants, subscription receipts and debt securities, including the Securities, under the Act. Such registration statement and any post-effective amendment thereto, in each case including the Canadian Basic Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) each in the form heretofore delivered or to be delivered to the Underwriters, including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, has become effective pursuant to Rule 467 under the Act. The various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective but excluding the Form T-1 (as defined below) of the Trustee, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto, and including any prospectus supplement relating to the Securities that is filed with the SEC and deemed part of such registration statement, are hereinafter collectively called the “Registration Statement.” The Canadian Basic Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) included in the Registration Statement shall be referred to herein as the “U.S. Basic Prospectus.” The U.S. Basic Prospectus, as filed together with the prospectus supplement relating to the offering of the Securities first filed with the SEC pursuant to General Instruction II.L. of Form F-10, including all documents incorporated therein by reference, after the Execution Time, is referred to herein as the “U.S. Final Prospectus.”

The Company has prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”). The Company has also caused the Trustee to prepare and file with the SEC a Statement of Eligibility under the Trust Indenture Act of 1939, as amended, on Form T-1 (the “Form T-1”).

All references in this Agreement to financial statements and schedules and other documents and information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, the U.S. Basic Prospectus, any U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to mean and include all such financial statements and schedules and other documents and information which is incorporated by reference therein as of the date of such Registration Statement, U.S. Basic Prospectus, U.S. Preliminary Prospectus, U.S. Final Prospectus, Canadian Basic Prospectus, Canadian Preliminary Prospectus or Canadian Final Prospectus, as the case may be. Any reference herein to the Registration Statement, U.S. Basic Prospectus, any U.S. Preliminary Prospectus, or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 4 of Form F-10 which were filed under the Exchange Act, on or before the issue date of such U.S. Basic Prospectus, U.S. Preliminary Prospectus or U.S. Final Prospectus and any reference to the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to refer to and include the documents incorporated or deemed to be incorporated by reference therein pursuant to Alberta Securities Laws on or before the date of such Canadian Basic Prospectus, Canadian Preliminary Prospectus or Canadian Final Prospectus, as the case may be; and any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the U.S. Basic Prospectus, any U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act or Alberta Securities Laws, as applicable, after the issue date of the U.S. Basic Prospectus, any U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be, that purports to amend or supplement any such document.

The Company hereby confirms its engagement of BofA Securities, Inc. (“BofA”) as, and BofA hereby confirms its agreement with the Company to render services as, the “qualified independent underwriter,” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) with respect to the offering and sale of the Notes.

1. Representations and Warranties. The Company hereby represents and warrants to, and agrees with, each Underwriter, as of the date of this underwriting agreement (this “Agreement”), as set forth below in this Section 1.

(a) The Company meets the general eligibility requirements for use of Form F-10 under the Act and is eligible to use the Shelf Procedures. A receipt has been obtained from the Reviewing Authority in respect of the Canadian Basic Prospectus and no order suspending the distribution of the Securities has been issued by the Reviewing Authority or any court and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the Reviewing Authority, and any request on the part of the Reviewing Authority for additional information in relation to the Canadian Basic Prospectus has been complied with. The Registration Statement, in the form delivered to the Representative, has become effective under the Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the Act and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the SEC, and any request on the part of the SEC for additional information in relation to the Registration Statement has been complied with.

(b) (i) At its date and on the Closing Date (as defined herein), each of the Canadian Basic Prospectus and the Canadian Final Prospectus complied or will comply with Alberta Securities Laws (including the Shelf Procedures); (ii) on the Effective Date, the U.S. Basic Prospectus conformed to the Canadian Basic Prospectus, and at its date and at the Closing Date, the U.S. Final Prospectus will conform to the Canadian Final Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC; (iii) on the Effective Date, the Registration Statement complied and, at the Closing Date, will comply, with the requirements of the Act and the applicable requirements of the 1939 Act and rules and regulations of the SEC under the 1939 Act (the “1939 Act Regulations”); (iv) the Registration Statement, on the Effective Date and as of the Execution Time, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (v) the U.S. Final Prospectus, as of its date and as of the Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (vi) at its date and at the Closing Date, the Canadian Final Prospectus and any amendment or supplement thereto will constitute full, true and plain disclosure of all material facts relating to the Securities, as interpreted under Alberta Securities Laws; (vii) (A) the Disclosure Package (as defined herein) and (B) each electronic road show, when taken together with the Disclosure Package, as of the Execution Time, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (viii) each Issuer Free Writing Prospectus (as defined herein) does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified; and if there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will notify promptly the Representative so that any use of the Disclosure Package may cease until it is amended or supplemented; provided, however, that the representations and warranties contained in clauses (iv), (v), (vi), (vii) and (viii) above do not apply to statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Underwriters through the Representative expressly for use in the Registration Statement, the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus, or the Disclosure Package or to the Form T-1 of the Trustee, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(c) The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, at the time they were or at the time they are hereafter filed with the SEC or the Reviewing Authority complied and will comply in all material respects with the requirements of Alberta Securities Laws and the Exchange Act, as applicable.

(d) The Canadian Basic Prospectus, any Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Reviewing Authority in electronic format on the System for Electronic Document Analysis and Retrieval, except to the extent permitted by Alberta Securities Laws. The Registration Statement, any U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus, the U.S. Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), except to the extent permitted by Regulation S-T.

(e) Each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein, that has not been or deemed to be superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representative specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(f) All documents filed by the Company pursuant to Sections 13 or 15 of the Exchange Act and incorporated or deemed to be incorporated by reference into the Registration Statement, any U.S. Preliminary Prospectus, the Disclosure Package or U.S. Final Prospectus, when they became effective or were filed with the SEC, as the case may be, complied in all material respects with the applicable requirements of the Exchange Act and were filed on a timely basis with the SEC, and none of such documents as of the date it was filed contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g) The Company has been duly incorporated and is valid and subsisting as a corporation under the laws of Canada with all necessary corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, and is duly registered to do business as an extra provincial corporation or a foreign corporation and is in good standing under the laws of each jurisdiction which requires such registration, except where the failure to be so registered or in good standing would not singly, or in the aggregate, be reasonably expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business (“Material Adverse Effect”). TransAlta Renewables Inc., TransAlta Energy Marketing Corp., TransAlta Energy Marketing (U.S.) Inc., TransAlta Generation Partnership, TransAlta Generation Ltd., TransAlta USA Inc., TA Alberta Hydro LP, TA Alberta Hydro Inc., Canadian Hydro Developers, Inc., Keephills 3 Limited Partnership, TransAlta Cogeneration L.P., and TransAlta Cogeneration Ltd. (collectively, the “Specified Subsidiaries”) are the only subsidiaries of the Company that are “Material Subsidiaries” of the Company, as such term is defined in the Indenture. Each Specified Subsidiary has been duly incorporated or organized and is validly existing as a corporation, limited liability company or partnership in good standing under the laws of the jurisdiction in which it is incorporated or organized, with full power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package and is duly qualified or registered to do business as an extra-jurisdictional entity or a foreign entity and, to the best of the Company’s knowledge, is in good standing under the laws of each jurisdiction which requires such qualification or registration, except where the failure to be so registered or in good standing would not singly, or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(h) The Company has an authorized capitalization as set forth in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus. The outstanding shares of capital stock, or other ownership interests, of each Specified Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable, as applicable, and, except for (i) as otherwise set forth in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package; and (ii) security interests, claims, liens or encumbrances which would not reasonably be expected to have a Material Adverse Effect, all outstanding shares of capital stock, or other ownership interests, of the Company’s subsidiaries are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances.

(i) There is no contract, agreement or other document required to be described in the Registration Statement, Canadian Final Prospectus, U.S. Final Prospectus or Disclosure Package, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package under the headings “Certain Income Tax Considerations,” “Description of Notes,” “Description of Share Capital,” “Description of Warrants,” “Description of Subscription Receipts” and “Description of Debt Securities” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries, in all material respects, of such legal matters, agreements, documents or proceedings.

(j) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly authorized, executed and delivered by the Company.

(k) The Securities have been duly authorized, and, when the Securities are issued, duly authenticated by the Trustee and delivered pursuant to this Agreement, upon payment for the Securities by the Representative to the Company, will constitute valid and legally binding obligations enforceable in accordance with their terms against the Company entitled to the benefits provided by the Indenture; the Base Indenture has been (and on the Closing Date the Supplemental Indenture will be) validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the Trustee) constitutes (or, in the case of the Supplemental Indenture, will constitute) a valid and legally binding instrument enforceable against the Company in accordance with its terms, except as the enforceability of the Securities may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyances or transfer, moratorium or other similar laws relating to or affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and to the provisions of the Currency Act (Canada) or to the usury provisions of the Criminal Code (Canada) and except as set out in the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel for the Company, delivered in accordance with Section 6(b) hereof; no registration, filing or recording of the Indenture under the laws of Canada or the Province of Alberta is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder; and the Indenture conforms, and the Securities will conform, in all material respects to the descriptions thereof contained in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package. The Indenture conforms in all material respects to the requirements of, and has been duly qualified under, the 1939 Act and the Act.

(l) No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, except in respect of the filing of (A) the Supplemental Indenture on the System for Electronic Document Analysis and Retrieval and (B) a report of exempt distribution under National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) for sales made to purchasers of the Securities in Canada or another jurisdiction outside of the United States, and except such as (i) have been obtained, taken or made under the Act, the Alberta Securities Laws, the Canada Business Corporations Act, and the 1939 Act, (ii) may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and (iii) may be required by FINRA.

(m) Neither the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or constitute a default under, result in the termination, modification or acceleration of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Specified Subsidiaries pursuant to, (i) the articles, by-laws or similar organizational documents of the Company or any of its Specified Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties, except, in the case of clauses (ii) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(n) Neither the Company nor any subsidiary is in violation or default of (i) any provision of its articles or bylaws or similar organizational documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable, except, in each case, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect (except in respect of (i) as it relates to the Company, with the exception being any such default or violation that is not, individually or in the aggregate, material).

(o) The consolidated historical financial statements, including the notes thereto, and schedules of the Company and its consolidated subsidiaries included or incorporated by reference in the Registration Statement, the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus the Canadian Final Prospectus and the U.S. Final Prospectus present fairly in all material respects the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of Alberta Securities Laws and the Act and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board as issued by the International Accounting Standards Board (“IFRS”), and in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein). No other financial statements are required to be included or incorporated by reference in the Registration Statement, the Disclosure Package or the Canadian Final Prospectus or U.S. Final Prospectus.

(p) Except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property is pending or, to the knowledge of the Company, threatened except such as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(q) Ernst & Young LLP, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, are independent public accountants with respect to the Company within the meaning of the Act.

(r) Except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, no labor problem or dispute with the employees of the Company or any of its subsidiaries exists or is threatened or imminent and neither the Company nor any of its subsidiaries has received any notice of cancellation or termination with respect to any collective bargaining agreement to which it is a party, except such as would not in either case, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(s) Except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, the Company and each of its Specified Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company believes are prudent and customary for the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have a Material Adverse Effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect; neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for, except where such refusal would not reasonably be expected to have a Material Adverse Effect; and neither the Company nor any such subsidiary has received written notice of non-renewal of any material policy of the Company or any subsidiary except in those situations where the Company believes it will be able to obtain similar coverage from similar insurers at market rates.

(t) Except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, the Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by the appropriate foreign, federal, provincial, state, municipal or local regulatory authorities necessary to conduct their respective businesses, except where the failure to possess any such license, certificate, permit and other authorization would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and neither the Company nor any Specified Subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

(u) The Company and each of its subsidiaries maintain a system of internal control over financial reporting that complies in all material respects with the applicable requirements of National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and the Exchange Act (including Rules 13a-15 and 15d-15 under the Exchange Act) and a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect; management of the Company has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2021, and has concluded that such internal control over financial reporting was effective as of such date.

(v) The Company maintains disclosure controls and procedures that comply in all material respects with the requirements of NI 52-109 and the Exchange Act (including Rules 13a-15 and 15d-15 under the Exchange Act); such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under Alberta Securities Laws and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2021 at a reasonable assurance level.

(w) The Company has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Alberta Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(x) (i) Except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, the Company and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, provincial, state, municipal and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive or comply with required permits, licenses or other approvals, or liability, as applicable, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, neither the Company nor any of its subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation, except where the realization of any potential liability as such a “potentially responsible party” would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(y) The Company is in compliance in all material respects with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(z) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate or representative of the Company or any of its subsidiaries has (i) taken any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) in order to influence official action, or to any person in violation of any applicable anti-corruption laws (including without limitation, the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and the U.K. Bribery Act of 2010); or (ii) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company and its subsidiaries have conducted their businesses in compliance with applicable anti-corruption and anti-bribery laws and have instituted and maintained, and will continue to institute and maintain, policies and procedures designed to promote and reasonably expected to ensure compliance with all applicable anti-bribery and anti-corruption laws.

(aa) The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(bb) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate or representative of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council (“UNSC”), the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Syria, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and Russia (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person or entity that, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, initial purchaser, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person or entity that at the time of such dealing or transaction was the subject or the target of Sanctions or with or in any Sanctioned Country.

(cc) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries, is a person that is, or is 50% or more owned or otherwise controlled by a person or entity that is: (i) the subject of any Sanctions; or (ii) located, organized or resident in a Sanctioned Country.

(dd) Except as set forth in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus: (i) the Company and the Specified Subsidiaries have good and marketable title to all real property and good title to all personal property owned by them which is material to the business of the Company and the Specified Subsidiaries, taken as a whole, in each case free and clear of all liens, encumbrances and defects, except (A) such as are described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, (B) such as are permitted under the Company’s debt agreements and indentures, or (C) such as are not material in amount or do not in the aggregate materially interfere with the use made and proposed to be made of such properties by the Company and its subsidiaries; and (ii) any material real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases, the terms of which do not materially interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries, except in all such cases where the failure to have such title, to be free and clear of such liens, encumbrances or defects, or to hold such leases would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect.

(ee) Neither the issuance, sale and delivery of the Securities nor the application of the proceeds thereof by the Company as described in each of the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System.

(ff) Except as set forth in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, the Company and its subsidiaries own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Company’s business as now conducted or as proposed to be conducted and to the Company’s knowledge (a) there is no material infringement by third parties of any such Intellectual Property; (b) there is no pending or threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim, except in all such cases where the failure to own, possess, license or have other rights to use such Intellectual Property or such an infringement or action, suit, proceeding or claim would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect.

(gg) Based upon the provisions of the Income Tax Act (Canada) (the “Tax Act”) in force on the date hereof and all amendments to the Tax Act announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), all interest (or amounts deemed to be interest), principal and premium (if any) payable by the Company in respect of the Securities to a holder thereof who is not resident in Canada for purposes of the Tax Act and (i) who is beneficially entitled to all payments made in respect of the Securities; (ii) who deals at arm’s length, within the meaning of the Tax Act, with the Company; (iii) who does not use or hold, and is not deemed to use or hold, the Securities or the debt owing to it under the Securities in connection with a business carried on in Canada for the purposes of the Tax Act; (iv) who does not carry on an insurance business inside and outside Canada; (v) who is not a “specified non-resident shareholder” of the Company nor a person not dealing at arm’s length with a “specified shareholder” of the Company for the purposes of subsection 18(5) of the Tax Act; and (vi) in respect of which (A) the Company is not a “specified entity” and (B) the relevant amount payable does not arise under, or in connection with, a “structured arrangement” for the purposes of proposed section 18.4 of the Tax Act as contained in Proposed Amendments released on April 29, 2022 or substantially analogous provisions of any finally enacted amendment to the Tax Act, will not be subject to withholding or other taxes or any duties, levies, charges or deductions under the laws and regulations of Canada and are otherwise free and clear of any other tax, withholding, duty, levy, charge or deduction in Canada without the necessity of obtaining any governmental authorization in Canada.

(hh) The Company is a reporting issuer in Alberta and is not noted in default on the list of reporting issuers maintained by the Reviewing Authority; the Company is subject to and has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Sections 13 or 15(d) of the Exchange Act for the last 12 calendar months; no material change relating to the Company has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential).

(ii) The Company and its subsidiaries (i) have timely filed all required federal, provincial, state, local and foreign income and other tax returns, other than those which would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, and (ii) have paid all material taxes due and payable by them and any tax or similar assessment, fine or penalty levied against any of them except assessments against which appeals have been or will be promptly taken in good faith as to which reserves have been provided in accordance with IFRS.

Any certificate signed by any officer of the Company and delivered to the Representative or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2. Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at a purchase price of 98.75% of the principal amount thereof, plus accrued interest, if any, on the Securities from November 17, 2022, to the Closing Date (as defined below), the principal amount of the Securities set forth opposite such Underwriter’s name in Schedule I hereto. In consideration of the Underwriters’ agreement to purchase the Securities from the Company in accordance herewith, the Company agrees to pay the Underwriters as provided for in Section 3 below a fee equal to 1.25% of the principal amount thereof (the “Underwriting Fee”). The public offering price of the Securities is not in excess of the price recommended by BofA, acting as a “qualified independent underwriter” within the meaning of FINRA Rule 5121.

3. Delivery and Payment. Delivery of and payment for the Securities shall be made at 9:00 AM, New York City time, on November 17, 2022, or at such time on such later date not more than two Business Days after the foregoing date as the Representative shall designate, which date and time may be postponed by agreement between the Representative and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the Representative for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representative of the purchase price thereof, net of the Underwriting Fee, to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representative shall otherwise instruct.

4. Offering by Underwriters.

(a) The Underwriters shall provide each prospective purchaser of the Securities that is located in or a resident of Canada with a copy of the form of Canadian offering memorandum approved by the Company and the Underwriters, pursuant to which each such purchaser will make the deemed representations and warranties contained therein for the benefit of the Company and the Underwriters. The Underwriters, severally and not jointly, agree that they will distribute the Securities to persons located in or residents of Canada only on a “private placement” basis to non-individual purchasers located or resident in the provinces of Ontario, Quebec, Alberta or British Columbia who they reasonably believe to qualify as both an “accredited investor” as defined in Section 73.3 of the Securities Act (Ontario) or NI 45-106, as applicable, and a “permitted client” within the meaning of National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations and further represent and agree that, except in respect of activities relating to the private placement of Securities in Canada in accordance with the foregoing, they have not undertaken and will not undertake any advertisement or solicitation respecting the Securities to a prospective purchaser located or resident in Canada.

(b) Each Underwriter will provide the Company with the information pertaining to each purchaser of the Securities on a “private placement” basis in Canada or other jurisdiction outside of the United States as is required to be disclosed in Form 45-106F1 under NI 45-106 or similar forms required to be filed under applicable securities laws within five (5) business days after the Closing Date.

5. Agreements. The Company agrees with the several Underwriters that:

(a) Other than as disclosed in writing to the Representative prior to the date hereof, prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement, the Canadian Basic Prospectus, the U.S. Basic Prospectus, any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, or any amended Canadian Basic Prospectus, U.S. Basic Prospectus, Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, Canadian Final Prospectus or U.S. Final Prospectus unless the Company has furnished the Representative a copy for the Representative’s review prior to filing and will not file any such proposed amendment or supplement to which the Representative reasonably objects. Subject to the foregoing sentence, the Company will prepare the Canadian Final Prospectus and the U.S. Final Prospectus in relation to the applicable Securities in a form not reasonably objected to by the Representative and shall file (i) such Canadian Final Prospectus with the Reviewing Authority in accordance with the Shelf Procedures and (ii) such U.S. Final Prospectus with the SEC pursuant to General Instruction II.L. of Form F-10 not later than the SEC’s close of business on the Business Day following the date of the filing thereof with the Reviewing Authority.

(b) The Company will prepare and file a final term sheet in the form attached hereto as Schedule III and will file such term sheet in accordance with the provisions of Rule 433(d) under the Act and will promptly file all material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act. The Company will promptly file all reports required to be filed by it with the Reviewing Authority pursuant to Alberta Securities Law and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus (or in lieu thereof, a notice referred to in Rule 173(a)) is required under the Act in connection with the offering or sale of the Securities. During such same period, the Company will advise the Representative, promptly after it receives notice thereof, (i) of the time when any amendment to the Canadian Final Prospectus has been filed or receipted, (ii) when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Canadian Basic Prospectus or any amended Canadian Final Prospectus or U.S. Final Prospectus has been filed with the Reviewing Authority or the Commission, (iii) of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, (iv) of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, (v) of the initiation or threatening of any proceeding for any such purpose, or (vi) of any request by the Reviewing Authority or the Commission for the amending or supplementing of the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus or for additional information relating to the Securities. The Company will use commercially reasonable best efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use commercially reasonable best efforts to obtain as soon as possible the withdrawal of such order.

(c) If, at any time when a prospectus relating to the Securities is required to be delivered under the Act, any event occurs as a result of which the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, each as then supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package to comply with Alberta Securities Laws, the Act, the 1939 Act or the Exchange Act, or the respective rules thereunder, the Company promptly will (i) notify the Representative of any such event; (ii) within a reasonable amount of time prepare and file with the Reviewing Authority and the SEC, subject to the first sentence of paragraph (a) of this Section 5, an amendment or supplement which will correct such statement or omission or effect such compliance; and (iii) supply any supplemented Canadian Final Prospectus, U.S. Final Prospectus and Disclosure Package to the Representative in such quantities as you may reasonably request.

(d) As soon as practicable, the Company will make generally available to its security holders and to the Representative an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act.

(e) The Company will furnish upon request to the Representative and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of each of the Canadian Basic Prospectus, the U.S. Basic Prospectus, Canadian Final Prospectus, U.S. Final Prospectus and each Issuer Free Writing Prospectus and the Disclosure Package and any supplement thereto as the Representative may reasonably request. The Company will pay the customary and reasonable expenses of printing or other production of all documents relating to the offering.

(f) The Company will endeavor to qualify the Securities for sale under the laws of the applicable states of the United States, without the requirement to file any registration statement or similar document other than the Registration Statement, as the Underwriters may reasonably request and will maintain such qualifications in effect for so long as required for the distribution of the Securities; provided that in no event shall the Company be obligated to (i) qualify as a foreign corporation or other entity or as a dealer in securities or to become subject to taxation in any jurisdiction where it is not now so qualified or so subject or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject or (ii) qualify or register the Securities under, or become subject to ongoing reporting or other similar obligations under, the applicable securities laws of any jurisdiction outside of the United States or Canada.

(g) The Company will not, without the prior written consent of RBC Capital Markets, LLC, offer, sell, or contract to sell, directly or indirectly, any debt securities issued or guaranteed by the Company (other than the Securities) or publicly announce an intention to effect any such transaction, for a period of 90 days after the date of this Agreement. For greater certainty, the foregoing shall not restrict or prevent the Company or any of its subsidiaries from entering into revolving or term credit or letter of credit agreements, facilities or arrangements with financial institutions or amending any such agreements, facilities or arrangements.

(h) The Company will furnish to the Trustee of the Securities reports and other information in accordance with the requirements specified in Section 7.5 of the Indenture.

(i) The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(j) The Company agrees to pay the costs and expenses relating to the following matters: (i) the preparation, printing or reproduction and filing with the SEC of the Registration Statement (including financial statements and exhibits thereto), the Form F-X, each of the Canadian Basic Prospectus, the U.S. Basic Prospectus, any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each of the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package and each amendment or supplement to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities to, or the offer or sale of the Securities by, the

Underwriters; (iv) the reproduction and delivery of this Agreement, the Indenture, any blue sky memorandum and all other agreements or documents reproduced and delivered in connection with the offering of the Securities; (v) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification); (vi) any filings required to be made with FINRA or applicable securities regulatory authorities (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings, as applicable, and including any fees and expenses of BofA acting as a “qualified independent underwriter” within the meaning of the aforementioned FINRA Rule 5121); (vii) the transportation and other expenses incurred by or on behalf of Company representatives (other than the Representative) in connection with presentations to prospective purchasers of the Securities; (viii) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company; (ix) the fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities; (x) any fees charged by securities rating services for rating the Securities; (xi) the filing of any Form 45-106F1 prescribed by NI 45-106; and (xii) all other costs and expenses of the Company and its representatives (other than the Representative) incident to the performance by the Company of its obligations hereunder.

(k) The Company and the Underwriters, severally and not jointly, agree that, unless each of them has or shall have obtained, as the case may be, the prior written consent of the Representative, or the Company, as applicable, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the SEC or retained by the Company under Rule 433, other than a free writing prospectus containing the information contained in the final term sheet specified in Section 5(b) hereto; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule II hereto and any electronic road show. Any such free writing prospectus consented to by the Representative or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

(l) The Company will use the net proceeds received by the Company from the sale of the Securities in the manner specified under the caption “Use of Proceeds” in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

(m) The Company will timely file all documents required to be filed with Canadian securities regulatory authorities in connection with the issuance and sale of the Securities to purchasers resident in Canada in accordance with applicable Canadian securities laws, including, without limitation, any Form 45-106F1 prescribed by NI 45-106.

6. Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time and the Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a) (i) The Canadian Final Prospectus shall have been filed with the Reviewing Authority under the Shelf Procedures, (ii) the U.S. Final Prospectus shall have been filed with the SEC pursuant to General Instruction II.L. of Form F-10 under the Act, and (iii) the final term sheet contemplated by Section 5(a) hereof, and any other material required to be filed by the Company in accordance with Rule 433(d) under the Act shall have been filed with the SEC, in each case, within the applicable time period prescribed for such filing and in accordance with Section 5(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no order preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for any such purpose shall have been initiated or threatened by the SEC or the Reviewing Authority.

(b) The Company shall have requested and caused Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel for the Company, to have furnished to the Representative their opinion, dated the Closing Date and addressed to the Representative, which opinion may be based upon normal assumptions and be subject to such qualifications and conditions as shall be reasonable under the circumstances, in the form attached in Annex A-1 hereto, in form and substance reasonably satisfactory to the Representative.

(c) The Company shall have requested and caused Norton Rose Fulbright Canada LLP, Canadian counsel for the Company, to have furnished to the Representative their opinion, dated the Closing Date and addressed to the Representative, which opinion may be based upon normal assumptions and be subject to such qualifications and conditions as shall be reasonable under the circumstances, in the form attached in Annex A-2 hereto, in form and substance reasonably satisfactory to the Representative.

(d) The Representative shall have received from Latham & Watkins LLP, US counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representative, with respect to the issuance and sale of the Securities, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representative may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(e) The Representative shall have received from Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representative, with respect to the issuance and sale of the Securities and the Canadian Final Prospectus (together with any supplement thereto) and other related matters as the Representative may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(f) The Company shall have furnished to the Representative a certificate of the Company, signed by two senior officers (one executive and one financial) of the Company acceptable to the Representative, acting reasonably (on behalf of the Company and not in a personal capacity), dated the Closing Date, to the effect that:

(i) the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package, the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and the Prospectus and any amendment or supplement thereto, as well as each electronic road show used in connection with the offering of the Securities, and this Agreement;

(ii) the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied in all material respects with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date; and

(iii) no stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus (including any Issuer Free Writing Prospectus) relating to the Securities has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened by the Reviewing Authority or the SEC.

(g) The receipt obtained from the Reviewing Authority in respect of the Canadian Basic Prospectus shall remain in effect and the Canadian Final Prospectus shall have been filed with the Reviewing Authority as promptly as practicable after the date hereof and, in any event, within the time period prescribed under the Shelf Procedures. No order having the effect of ceasing or suspending the distribution of or the trading in the securities of the Company shall have been issued by the Reviewing Authority or any stock exchange and no proceedings for that purpose shall have been issued by the Reviewing Authority or any stock exchange and any request for additional information shall have been complied with.

(h) The Company shall have requested and caused Ernst & Young LLP to have furnished to the Representative, at the Execution Time and at the Closing Date, letters, dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to the Representative, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in or incorporated by reference into the Registration Statement, the U.S. Final Prospectus, the Canadian Final Prospectus and the Disclosure Package.

(i) The Company shall have furnished to the Representative, at the Execution Time and at the Closing Date, certificates, dated respectively as of the Execution Time and as of the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Representative, of its chief financial officer with respect to certain financial information contained in or incorporated by reference into the Registration Statement, the U.S. Final Prospectus, the Canadian Final Prospectus and the Disclosure Package, providing “management comfort” with respect to such information.

(j) Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus, there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (h) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representative, so material and adverse to the Company as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus.

(k) Prior to the Closing Date, the Company shall have furnished to the Representative such further information, certificates and documents as the Representative may reasonably request.

(l) Subsequent to the Execution Time, there shall not have been any decrease in the rating of any of the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 3(a)(62) under the Exchange Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(m) FINRA, upon review, if any, of the terms of the public offering of the Securities, shall not have objected to such offering, such terms or the Underwriters’ participation in same.

If any of the conditions specified in this Section 6 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all respects reasonably satisfactory in form and substance to the Representative and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representative. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered (including via electronic delivery) at the office of Latham & Watkins LLP, counsel for the Underwriters, at 811 Main Street Suite 3700, Houston, Texas 77002, on the Closing Date.

7. Reimbursement of Underwriters’ Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through RBC Capital Markets, LLC on demand for all reasonable-out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8. Indemnification and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement as originally filed or in any amendment thereof, or in any Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, Canadian Basic Prospectus, U.S. Basic Prospectus, Canadian Final Prospectus, U.S. Final Prospectus, any Issuer Free Writing Prospectus, any roadshow or the information contained in the final term sheet required to be prepared and filed pursuant to Section 5(b) hereto, or in any amendment thereof or supplement thereto or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representative specifically for inclusion therein. The Company also agrees to indemnify and hold harmless, BofA, its affiliates, directors and officers and each person, if any, who controls BofA within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities arising out of or incurred as a result of BofA’s participation as a “qualified independent underwriter” within the meaning of FINRA Rule 5121 in connection with the offering of the Securities and agrees to reimburse each such indemnified person for any legal or other expense reasonably incurred by them in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or expense results from the gross negligence or willful misconduct of BofA. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b) Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement or the Canadian Final Prospectus, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representative specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. The Company acknowledges that the following statements set forth in the Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, Canadian Final Prospectus and U.S. Final Prospectus under the heading “Underwriting”: (i) the fourth paragraph thereof related to selling concessions and dealer reallowances and (ii) the sixth and seventh paragraphs thereof related to stabilization, syndicate covering transactions and penalty bids, constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus.

(c) Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. It is understood and agreed that the indemnifying party shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred; provided, however that if indemnity may be sought pursuant to the second paragraph of Section 8(a) above in respect of such proceeding, then in addition to such separate firm of the Underwriters, their affiliates and such control persons of the Underwriters the indemnifying party shall be liable for the fees and expenses of not more than one separate firm (in addition to any local counsel) for BofA in its capacity as a “qualified independent underwriter”, its affiliates, directors, officers and all persons, if any, who control BofA within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act. Any such separate firm for any Underwriter, its affiliates, directors and officers and any control persons of such Underwriter shall be designated in writing by RBC Capital Markets, LLC and any such separate firm for the Company, its directors and officers and any control persons of the Company shall be designated in writing by the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify each indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnification could have been sought hereunder by such indemnified party, unless such settlement (x) includes an unconditional release of such indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which the Company and one or more of the Underwriters or BofA in its capacity as a “qualified independent underwriter,” may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters or BofA in its capacity as a “qualified independent underwriter,” as the case may be, on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter or BofA in its capacity as a “qualified independent underwriter,” as the case may be, (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters or BofA in its capacity as a “qualified independent underwriter,” as the case may be, severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Canadian Final Prospectus and the U.S. Final Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or by the Underwriters or BofA in its capacity as a “qualified independent underwriter,” as the case may be, on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters or BofA in its capacity as a “qualified independent underwriter,” as the case may be, agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter or BofA in its capacity as a “qualified independent underwriter,” as the case may be, within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter or BofA in its capacity as a “qualified independent underwriter,” as the case may be, shall have the same rights to contribution as such Underwriter or BofA in its capacity as a “qualified independent underwriter,” as the case may be, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

(e) The Company agrees to indemnify each Underwriter, each employee, officer and director of each Underwriter. and each person, if any, who controls any Underwriter within the meaning of the Act and each broker-dealer or other affiliate of any Underwriter, against any loss incurred as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such Underwriter is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person; provided, however, that if, as a result of such variation, the U.S. dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder (such obligation shall constitute a separate and independent obligation of each Underwriter and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid). The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

9. Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule I hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule I hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such non-defaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any non-defaulting Underwriter or the Company.

In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representative shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any non-defaulting Underwriter for damages occasioned by its default hereunder.

10. Termination. This Agreement shall be subject to termination in the absolute discretion of the Representative, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such delivery and payment (i) trading in the Company’s common stock or preferred shares shall have been suspended or limited by any of the SEC, the Reviewing Authority, the Toronto Stock Exchange or the NYSE or trading in securities generally on the Toronto Stock Exchange or NYSE shall have been suspended or limited or minimum prices shall have been established on either of such exchanges, (ii) a banking moratorium shall have been declared either by U.S. federal, New York State or Canadian federal authorities or there shall have occurred a material disruption in securities settlement, payment or clearance services in the United States, or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on U.S. and Canadian financial markets is such as to make it, in the sole judgment of the Representative, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, Canadian Final Prospectus or the U.S. Final Prospectus (exclusive of any supplement thereto).

11. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or BofA in its capacity as a “qualified independent underwriter,” or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representative, will be mailed, delivered or telefaxed to the RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, New York 10281-8098, Attention: Michael Goldberg, Syndicate Director, Fax: (212) 428-6260; or, if sent to the Company, will be mailed, delivered or telefaxed to TransAlta Corporation (403) 267-7405 and confirmed to it at 110-12th Avenue S.W., Calgary, Alberta, TOP 2M1 Canada, attention: Brent Ward, Senior Vice President, Mergers and Acquisitions, Strategy and Treasurer, with a copy to Paul, Weiss, Rifkind, Wharton & Garrison LLP, Attention: Christopher Cummings, 1285 Avenue of the Americas, New York, New York 10019 (fax no.: 212-492-0078).

13. U.S. Special Resolution Regime.

(i) In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(ii) In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

As used in this Section 13:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

14. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto (including BofA, in its capacity as a “qualified independent underwriter,” and its officers, directors, employees and agents, and each person, if any, who controls BofA within the meaning of the Securities Act and the Exchange Act) and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

15. No Fiduciary Duty. The Company hereby acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Company and (c) the Company’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity and no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement, and (d) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice, or solicitation of any action by the Underwriters with respect to any entity or natural person. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters) and the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

16. Integration. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement and shall supersede all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

17. Applicable Law and Submission to Jurisdiction. This Agreement and any claim, controversy or dispute arising under or related to this Agreement or the transactions contemplated hereby (including without limitation, any claims sounding in equity, statutory law, contract law or tort law arising out of the subject matter hereof) shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflicts of laws doctrine. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of

New York (collectively, the “Designated Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court, as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Designated Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. Each party not located in the United States has irrevocably appointed TransAlta Holdings U.S. Inc., Centralia, Washington, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the Borough of Manhattan in the City of New York.

To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from the jurisdiction of any court of (i) Canada or any political subdivision thereof, (ii) the United States or the State of New York, (iii) any jurisdiction in which it owns or leases property or assets or from any legal process (through service of notice, attachment prior to judgment, attachment in aid of execution, execution, set-off or otherwise) with respect to themselves or their respective property and assets or this Agreement, the Company hereby irrevocably waives such immunity in respect of its obligations under this Agreement to the fullest extent permitted by applicable law.

18. Waiver of Jury Trial. The Company hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

19. Counterparts; Electronic Signatures. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any amendment or other modification hereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

20. Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the Company and the Representative.

21. Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

22. Definitions. The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Calgary, Alberta.

“Canadian Preliminary Prospectus” shall mean any preliminary prospectus supplement of the Company to the Canadian Basic Prospectus which describes the Securities and the offering thereof and is used by the Underwriters prior to the Execution Time.

“Disclosure Package” shall mean (i) the U.S. Basic Prospectus, together with each U.S. Preliminary Prospectus that is generally distributed to investors and used to offer the Securities, including any document that is incorporated by reference therein, (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule II hereto, (iii) the final term sheet prepared and filed pursuant to Section 5(b) hereto and (iv) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement, any post-effective amendment or amendments thereto becomes effective.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“knowledge of the Company” shall mean the knowledge of the officers of the Company.

“Rule 164”, “Rule 172”, “Rule 405” and “Rule 433” refer to such rules under the Act.

“SEC” shall mean the Securities and Exchange Commission.

“subsidiary” shall mean each direct and indirect subsidiary of the Company.

“U.S. Preliminary Prospectus” shall mean any preliminary prospectus supplement to the U.S. Basic Prospectus which describes the Securities and the offering thereof and is used by the Underwriters prior to the Execution Time.

23. Partial Unenforceability. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

24. Compliance with USA PATRIOT Act. In accordance with the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law on October 26, 2001), as amended), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and addresses of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

Very truly yours,

TransAlta Corporation

By:	/s/ Scott Jeffers
Name: Scott Jeffers
Title: Vice President, Legal and Corporate Secretary

By:	/s/ Brent Ward
Name: Brent Ward
Title: Senior Vice President, M&A, Strategy and Treasurer

[Signature Page to Underwriting Agreement]

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

RBC Capital Markets, LLC

By:	/s/ Allyson Kiss
Name: Allyson Kiss
Title: Managing Director

For itself and the other several Underwriters named in Schedule I to the foregoing Agreement.

[Signature Page to Underwriting Agreement]

Schedule I

Underwriters	Principal Amount of Securities to be Purchased
RBC Capital Markets, LLC	US$	100,000,000.00
CIBC World Markets Corp.	US$	64,000,000.00
BofA Securities, Inc.	US$	12,000,000.00
Scotia Capital (USA) Inc.	US$	52,000,000.00
BMO Capital Markets Corp.	US$	32,000,000.00
TD Securities (USA) LLC	US$	32,000,000.00
National Bank of Canada Financial Inc.	US$	32,000,000.00
MUFG Securities Americas Inc.	US$	20,000,000.00
Desjardins Securities Inc.	US$	20,000,000.00
ATB Capital Markets Inc.	US$	20,000,000.00
Mizuho Securities USA LLC	US$	12,000,000.00
Loop Capital Markets LLC	US$	4,000,000.00

Total	US$	400,000,000.00

Schedule II

Schedule of Free Writing Prospectuses included in the Disclosure Package:

Final Term Sheet dated November 14, 2022 (in the form of Schedule III hereto)

Schedule III

TransAlta Corporation

Pricing Term Sheet

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated November 14, 2022 (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	TransAlta Corporation

Security Type:	SEC-registered green senior unsecured notes

Size/Gross Proceeds:	US$400,000,000

Maturity:	November 15, 2029

Coupon:	7.750% per annum, payable semi-annually

Price:	100%, plus accrued interest, if any from November 17, 2022

Yield to Maturity:	7.750%

Spread:	+ 390.5 basis points

Benchmark Treasury:	UST 1.750% due November 15, 2029

Treasury Yield:	3.845%

Trade Date:	November 14, 2022

Settlement:

November 17, 2022 (T+3)

We expect that delivery of the Notes will be made to investors on or about November 17, 2022, which will be the third business day following the date of this Prospectus Supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to their date of delivery hereunder should consult their advisors.

Interest Payment Dates:	November 15 and May 15 of each year, commencing May 15, 2023 to the persons in whose names the Notes are registered at the close of business on the preceding May 1 or November 1, respectively

Equity Clawback:	Up to 35% in aggregate principal amount of the Notes at 107.750%, plus accrued and unpaid interest, if any, to, but not including, the redemption date, prior to November 15, 2025, provided that at least 65% of the aggregate principal amount of the Notes remains outstanding, and redemption occurs within 180 days of the closing of any Equity Offering

Optional Redemption:	On or after November 15, 2025, the Issuer may redeem the Notes on any one or more occasions, in whole or in part, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if redeemed during the 12-month period commencing on November 15 of the years set forth below:

	On or after:	Price:
	2025	103.875%
	2026	101.938%
	2027 and thereafter	100.000%

Make-whole redemption:	Prior to November 15, 2025, at a make-whole premium discounted based on the Treasury Rate + 50 basis points

Change of control:	Issuer to offer to repurchase the Notes at a price equal to 101% of principal plus accrued and unpaid interest, if any, to, but excluding, the repurchase date upon the occurrence of a Change of Control Triggering Event

CUSIP No.:	89346D AH0

ISIN No.:	US89346DAH08

Joint Book-Running Managers:	RBC Capital Markets, LLC CIBC World Markets Corp. BofA Securities, Inc.

Co-Managers:

Scotia Capital (USA) Inc.

BMO Capital Markets Corp.

TD Securities (USA) LLC

National Bank of Canada Financial Inc.

MUFG Securities Americas Inc.

Desjardins Securities Inc.

ATB Capital Markets Inc.

Mizuho Securities USA LLC

Loop Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll free at 1-866-375-6829.

ANNEX A-1 – US Company Counsel Opinions

Form of Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP

1.

The Notes have, to the extent that execution and delivery are governed by the laws of the State of New York, been duly executed by the Company. The Notes, when duly issued and delivered by the Company against payment as provided in the Underwriting Agreement, will constitute the legal, valid and binding obligations of the Company entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms, except that the enforceability of the Notes may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and possible judicial action giving effect to governmental actions relating to persons or transactions or foreign laws affecting creditors’ rights and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). The Notes, when issued and delivered, will conform in all material respects to the description contained in the Pricing Disclosure Package and the U.S. Prospectus under the caption “Description of the Notes.”

2.

The Base Indenture has, to the extent that execution and delivery are governed by the laws of the State of New York, been duly executed and delivered by the Company. The Base Indenture constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforceability of the Base Indenture may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and possible judicial action giving effect to governmental actions relating to persons or transactions or foreign laws affecting creditors’ rights and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). The Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended. The Indenture conforms in all material respects to its description contained in the Pricing Disclosure Package and the U.S. Prospectus under the caption “Description of the Notes.”

3.

The Supplemental Indenture has, to the extent that execution and delivery are governed by the laws of the State of New York, been duly executed and delivered by the Company. The Supplemental Indenture constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforceability of the Supplemental Indenture may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and possible judicial action giving effect to governmental actions relating to persons or transactions or foreign laws affecting creditors’ rights and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

4.	The Underwriting Agreement has, to the extent that execution and delivery are governed by the laws of the State of New York, been duly executed and delivered by the Company.

5.

The statements in the Pricing Disclosure Package and the U.S. Prospectus under the heading “Certain U.S. Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

6.

The Registration Statement and the U.S. Prospectus, as of their respective effective or issue times, and the Form F-X, as of the date it was filed, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from any of them or the Form T-1, as to which we express no opinion. We have assumed, for purposes of this paragraph, (i) the compliance of the Canadian Base Prospectus and the Canadian Prospectus with the requirements of Alberta securities laws, as interpreted and applied by the Alberta Securities Commission and (ii) that the exhibits to the Registration Statement and the documents incorporated by reference in the U.S. Prospectus include all reports or information that in accordance with the requirements of Alberta securities laws, as interpreted and applied by the Alberta Securities Commission, must be made publicly available in connection with the offering of the Notes. We understand that such matters are covered in the opinion of Norton Rose Fulbright Canada LLP furnished to you today.

7.

The issuance and sale of the Notes by the Company, the execution and delivery by the Company of the Underwriting Agreement and the Indenture and the performance by the Company of its obligations thereunder will not violate those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement. For purposes of this letter, the term “Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph 7 below) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Base Indenture, the Supplemental Indenture, the Notes, the Underwriting Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Underwriting Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate. We express no opinion where the violation could not reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole.

8.

No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the issuance and sale of the Notes by the Company, the execution and delivery by the Company of the Underwriting Agreement and the Indenture and the performance by the Company of its obligations thereunder. For purposes of this letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

9.

The Company is not and, after giving effect to the offering and sale of the Notes will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

10.

Each of TransAlta USA Inc. and TransAlta Energy Marketing (U.S.) Inc. (together, the “Delaware Subsidiaries”) is validly existing and in good standing under the laws of the State of Delaware. Each of the Delaware Subsidiaries has all necessary corporate power to own and hold its properties and conduct its business as described in the Registration Statement.

11.

In the course of acting as special United States counsel to the Company in connection with the offering of the Notes, we have participated in conferences and telephone conversations with your representatives, including your United States counsel, the Company’s Canadian counsel, officers and other representatives of the Company, and the independent registered public accountants for the Company during which conferences and conversations the contents of the Registration Statement, the U.S. Pricing Prospectus, the U.S. Prospectus and related matters were discussed. Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Company and its subsidiaries), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we hereby advise you that our work in connection with this matter did not disclose any information that caused us to believe that (i) at the Applicable Time, the Registration Statement (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, and the Form T-1, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) as of the Applicable Time, the Pricing Disclosure Package (except for the financial statements, financial statement schedules and other financial, accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) at the time the U.S. Prospectus was issued or at the date hereof, the U.S. Prospectus (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

ANNEX A-2 – Canadian Company Counsel Opinions

Form of Canadian Legal Opinions

1.

Each of the Company, TransAlta Renewables Inc. (“RNW”), Canadian Hydro Developers, Inc. (“CHD”), TransAlta Generation Ltd. (“TAGL”), TransAlta Cogeneration Ltd. (“TACL”), TransAlta Energy Marketing Corp. (“TAMC”) is a corporation subsisting under the Canada Business Corporations Act.

2.	TA Alberta Hydro Inc. (“TA Hydro”) is a valid and subsisting corporation under the Business Corporations Act (Alberta).

3.

Each of Keephills 3 Limited Partnership (“Keephills LP”), TransAlta Generation Partnership (“TGP”), and TA Alberta Hydro LP (“TAHP”) has been formed and is existing as a partnership under the laws of the Province of Alberta.

4.	TransAlta Cogeneration, L.P. (“TCLP”) has been formed and is existing as a partnership under the laws of the Province of Ontario.

5.

The Company has the corporate power and capacity to own its property and assets, to conduct its business and the businesses of each of Keephills LP and TGP in which it is engaged as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, and to execute, deliver and perform its obligations under the Underwriting Agreement, the Indenture and the Securities.

6.

TAGL has the corporate power and capacity to own its property and assets and to conduct its business in which it is engaged as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

7.

TACL has the corporate power and capacity to own its property and assets and to conduct its business and the business of TCLP in which it is engaged as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

8.

TA Hydro has the corporate power and capacity to own its property and assets and to conduct its business and the business of TAHP in which it is engaged as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

9.

Each of CHD, RNW and TAMC has the corporate power and capacity to own its property and assets and to conduct its business as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

10.	The Company is registered as an extra-provincial corporation in the Province of Alberta and TGP and TCLP are registered under the Partnership Act (Alberta) to the extent required.

11.

All necessary corporate action has been taken to authorize the execution and delivery by the Company of each of the Underwriting Agreement, the Indenture and the Securities. To the extent that the laws of the Province of Alberta govern execution and delivery of the Underwriting Agreement, the Indenture and the Securities, the Underwriting Agreement, the Indenture and the Securities have been executed and delivered by the Company.

12.	The form of definitive global security representing the Securities has been authorized by the Company.

13.

The execution and delivery by the Company of the Underwriting Agreement and the Indenture, the issue and sale of the Securities by the Company and the performance by the Company of its obligations thereunder:

(a)	do not violate or result in a breach of the articles or by-laws of the Company;

(b)	do not violate or result in a breach of:

(i)

the third amended and restated credit agreement made as of March 31, 2021 among the Company as borrower, the financial institutions party thereto as lenders and Canadian Imperial Bank of commerce as administrative agent and sustainability structuring agent,

(ii)

the term loan credit agreement made as of September 7, 2022 among the Company as borrower, the financial institutions party thereto as lenders and Canadian Imperial Bank of Commerce as administrative agent; or

(c)	do not violate or result in a breach of any statutes, or regulations with respect to the Province of Alberta or the federal laws of Canada applicable therein (“Applicable Law”).

14.

The Reviewing Authority has not revoked the receipt for the Canadian Basic Prospectus and no consent, approval or authorization or order of, or registration, qualification, recording or filing with, any governmental body or agency is required in connection with the transactions contemplated by the Underwriting Agreement, except those that have been obtained or filings that will be made on or after the date hereof in compliance with Alberta Securities Laws.

15.	The information in the first section under the heading “Part II — Indemnification” in the Registration Statement is an accurate summary in all material respects of the matters referred to therein.

16.

The documents incorporated by reference in the Canadian Final Prospectus (other than the financial statements and other financial data included or incorporated or deemed to be incorporated therein, as to which we express no opinion) when they were filed with the Reviewing Authority, appear on their face to be appropriately responsive in all material respects to the applicable form requirements of Alberta Securities Laws.

17.

The Canadian Final Prospectus (other than the financial statements and other financial information included or incorporated by reference therein), as of its issue date, appears on its face to be appropriately responsive in all material respects with the applicable form requirements of Alberta Securities Laws, including the Shelf Procedures.

18.	The Company is a “reporting issuer” under Alberta Securities Laws and is not on the list of defaulting issuers maintained by the Reviewing Authority.

19.

The Company is eligible to file a base shelf prospectus (as defined in the Shelf Procedures) with the Reviewing Authority and to use the Shelf Procedures in respect of the offering and sale of the Securities.

20.

No order having the effect of ceasing or suspending the distribution of the Securities has been issued by the Reviewing Authority and, to the best of our knowledge, no proceedings for that purpose have been instituted or are pending or contemplated.

21.

The execution and the filing of the Registration Statement with the SEC and the filing of the Canadian Final Prospectus with the Reviewing Authority, have in each case been authorized by and on behalf of the Company, and the Canadian Basic Prospectus has been signed by the Company.

22.

The submission by the Company to the non-exclusive jurisdiction of the courts of the State of New York or the courts of the United States of America located in the City of New York pursuant to in the Underwriting Agreement, the Indenture and the Securities, would be recognized by the courts of the Province of Alberta as conferring jurisdiction on such courts, provided that the applicable provisions, if any, of the Underwriting Agreement, the Indenture and the Securities, respectively, respecting service of process on the Company are complied with and provided that no opinion is provided with respect to the effectiveness of the waiver of challenge to jurisdiction provisions contained in the submission to jurisdiction clauses.

23.

The courts in the Province of Alberta would recognize the appointment by the Company of TransAlta Holdings U.S. Inc. as its agent for the service of process in the United States of America under the Underwriting Agreement, the Indenture and the Securities.

24.

In any proceeding in a court of competent jurisdiction in the Province of Alberta (an “Alberta Court”) for the enforcement of the Underwriting Agreement, the Indenture or the Securities (the “Foreign Documents”), such Alberta Court would recognize and apply the laws of the State of New York (the “Governing Law”), in accordance with the parties’ choice of the Governing Law in the Foreign Documents, to all issues which, under the laws of the Province of Alberta and the federal laws of Canada applicable therein (“Alberta Law”), are to be determined in accordance with the chosen law of the Foreign Documents, provided that:

(a)

the parties’ choice of the laws of the Governing Law is bona fide and legal and there is no reason for avoiding the choice on the grounds of Alberta public policy, as such term is interpreted under Alberta Law (“Public Policy”); and

(b)	in any such proceeding, and notwithstanding the parties’ choice of law, the Alberta Court:

(i)	will not take judicial notice of the provisions of the Governing Law but will only apply such provisions if they are pleaded and proven by expert testimony;

(ii)	will not apply the Governing Law and will apply Alberta Law to matters which would be characterized as procedural under Alberta Law;

(iii)	will apply provisions of Alberta Law that have overriding effect;

(iv)

will not apply the Governing Law if such application would be characterized under Alberta Law as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law or if its application would be contrary to Public Policy; and

(v)	will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed; and

(c)

the choice of law may not be upheld where the parties have chosen the laws of a jurisdiction for the purpose of evading the provisions of the system of law to which the transaction is most closely related.

25.

An Alberta Court would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York for a sum certain, obtained against the Company with respect to a claim arising out of the Underwriting Agreement, the Indenture or the Securities (a “Foreign Judgment”), without reconsideration of the merits

(a)	provided that:

(i)	an action to enforce the Foreign Judgment must be commenced in the Alberta Court within any applicable limitation period;

(ii)

the Alberta Court has discretion to stay or decline to hear an action on the Foreign Judgment if the Foreign Judgment is under appeal, or there is another subsisting judgment in any jurisdiction relating to the same cause of action;

(iii)	the Alberta Court will render judgment only in Canadian dollars; and

(iv)

an action in an Alberta Court on the Foreign Judgment may be affected by bankruptcy, insolvency, arrangement, winding-up and other similar laws of general application affecting the enforcement of creditors’ rights generally; and

(b)	subject to the following defences:

(i)	the Foreign Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(ii)	the Foreign Judgment is for a claim which under Alberta Law would be characterized as based on a foreign revenue, expropriatory, penal or other public law;

(iii)

the Foreign Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; or

(iv)	the Foreign Judgment has been satisfied or is void or voidable under Foreign Law.

26.

We are not aware of any reason to believe that any of the provisions of the Underwriting Agreement, the Indenture or the Securities, as we understand them as Alberta lawyers, are contrary to public policy as such term is understood under Alberta Law or that would be inconsistent with public policy as such term is understood under Alberta Law for an Alberta Court to hear an action or proceeding to enforce the Underwriting Agreement, the Indenture or the Securities.

27.

The offer and resale by the Underwriters of the Securities in accordance with the provisions of the Underwriting Agreement and the Canadian offering memorandum to initial purchasers resident in the provinces of British Columbia, Quebec, Ontario and Alberta (the “Provinces”) is exempt from the prospectus requirements of securities laws of the Provinces.

28.

No prospectus or other documents are required to be filed, no proceedings are required to be taken, and no approvals, permits, consents or authorizations of regulatory authorities are required to be obtained under securities laws of the Provinces to permit the offering, issue, sale and delivery of the Securities by the Company to initial purchasers resident in the Provinces, except: (a) the filing by the Company of reports of exempt distribution prepared and executed in accordance with Form 45-106F1 – Report of Exempt Distribution with the securities regulatory authorities of the Provinces, together with payment of the fees required in connection therewith, and (b) the delivery of the Canadian offering memorandum to certain securities commissions as required.

29.

The first trade of Securities issued and sold on a private placement basis to initial purchasers resident in the Provinces pursuant to the Canadian offering memorandum by a person resident in one of the Provinces, other than a trade that is otherwise exempt from the requirements of securities laws of Provinces, will be a “distribution” (within the meaning of securities laws of the Provinces) and will be subject to the prospectus requirements of securities laws of the Provinces unless:

(a)

at the time of such first trade, the Company is and has been a “reporting issuer” (as such term is used in National Instrument 45-102 – Resale of Securities (“NI 45-102”)) in a jurisdiction of Canada for the four months immediately preceding the first trade;

(b)	at the time of such first trade, at least four months have elapsed from the date of issue of the Securities;

(c)

the certificate representing the Securities carries a legend, or the ownership statement issued under a direct registration system or other electronic book-entry system acceptable to the regulators, bears a legend restriction notation, stating:

“Unless permitted under securities legislation, the holder of this security must not trade the security before [•].”

and if the purchaser did not directly receive a certificate representing the Securities, the purchaser received written notice containing such legend;

(d)	such first trade is not a “control distribution” (as defined in Section 1.1 of NI 45-102);

(e)	no unusual effort is made to prepare the market or to create a demand for the Securities;

(f)	no extraordinary commission or consideration is paid to a person or company in respect of such first trade; and

(g)

if the selling security holder is an “insider” or “officer” of the Company (as such terms are defined under securities laws of the Provinces), the selling security holder has no reasonable grounds to believe that the Company is in default of “securities legislation” (as defined in National Instrument 14-101 – Definitions).

30.

Subject to the limitations and qualifications set out therein, the statements made in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package under the heading “Certain Income Tax Considerations—Certain Canadian Federal Income Tax Considerations”, insofar as they purport to constitute summaries of matters of Canadian federal income tax law and regulations, or legal conclusions with respect thereto, constitute an accurate and fair summary of the matters described therein, in all material respects.

31.

No stamp duty, registration or documentary taxes, duties or similar charges are payable by or on behalf of the Underwriters under the laws of the Province of Alberta or the federal laws of Canada in connection with the creation, issuance, sale and delivery of the Securities or the authorization, execution, delivery and performance of the Underwriting Agreement and the Indenture.

32.

No goods and services or harmonized sales tax imposed under the federal laws of Canada will be collectible by an Underwriter in respect of any fees or other amounts paid by the Company to an Underwriter as contemplated by the Underwriting Agreement, provided that any such fees or other amounts are payable in respect of services performed by such Underwriter wholly outside of Canada, and that the Company is registered under Division V, Subdivision D, of Part IX of the Excise Tax Act (Canada) and has provided evidence of such registration to the Underwriters.

33.

No withholding tax imposed under the federal laws of Canada will be required to be withheld or deducted by the Company from any fee or other amount paid or deemed to be paid by the Company to any Underwriter as contemplated by the Underwriting Agreement, provided that such fee or other amount is payable in respect of services rendered by or on behalf of such Underwriter wholly outside of Canada that are performed in the ordinary course of a business carried on by the Underwriter that includes the performance of such services for a fee, the Company deals at arm’s length with the Underwriter (for purposes of the Income Tax Act (Canada)), and any such amount is reasonable in the circumstances.